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                                                                 (INTEROIL LOGO)
NEWS RELEASE                                                            INTEROIL
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                      INTEROIL ANNOUNCES FINANCIAL RESULTS
                           FOR THE FIRST QUARTER 2005

         MAY 16, 2005 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea reported its financial results for the first quarter ended March 31, 2005. The company reported operating revenue of US$103.6 million for the quarter compared to US$0.2 million for the same quarter in 2004. Net income was a loss of US$10.4 million for the first quarter of 2005 (or US$0.36 per share) compared to a loss of US$1.6 million (or US$0.07 per share) for the same period in 2004. The loss for the first quarter of 2005 was due primarily to non-recurring costs associated with the commencement of start-up operations, inventories sold at a loss and a force majeure interruption of feedstock supplies from the Kumul terminal in the Gulf of Papua New Guinea. Cash and cash equivalents increased to approximately US$137.20 million at March 31, 2005 compared to US$23.90 million at March 31, 2004.

         InterOil's Management Discussion and Analysis and the Consolidated Financial Statements are available on our web site at www.interoil.com. An update of InterOil's recent business activities by segment follows:

Corporate

    o On February 28, 2005 we announced the completion of a US$125 million funding for our exploration program.

    o On March 1, 2005 we made the final payments required for the acquisition of BP Papua New Guinea Limited,

    including its petroleum product wholesale and distribution assets and business.

Upstream

         The loss of $0.61 million in the first quarter of 2005 relates to expenditures on geological and geophysical activities. These exploration costs will increase over the next six quarters as our exploration program is expanded.


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    o    In February 2005 the company closed an investment transaction for $125 million to fund an eight well exploration program. These funds have provided a solid foundation of capital to execute our exploration program. Several exploration projects were commenced during the quarter, including a seismic program, geological field studies, an airborne gravity and magnetics survey, well site preparation on the Black Bass Prospect in Petroleum Prospecting Licence (PPL) 236, and other well site work on other locations. This first exploration well in our 8-well program was spudded on April 26, 2005 and is currently at approximately 3,100 feet (945 meters).

    o In January 2005 we placed an order with Loadmaster Rig Systems of Houston, Texas, under which Loadmaster has agreed to complete the design, engineering and manufacture of a special-purpose built, heli-portable drilling rig. The contract provides that the rig is to be a 'double' with a capability of drilling to 13,123 feet (4,000 meters), which will satisfy the requirements for the majority of our identified drilling targets. The rig has been designed so that it can be bundled for efficient helicopter transportation over the difficult terrain within Papua New Guinea. The contracted delivery date to Papua New Guinea is early third quarter 2005.

    o During the first quarter contractual arrangements were finalized with Sander Geophysics of Ottawa to undertake a 3,800 mile (6,122 kilometer) AIRGRAV airborne gravity and magnetics survey. The survey will cover identified potential exploration prospects within Petroleum Prospecting Licenses (PPL's) 237 and 238. The Sander Geophysics personnel were mobilized in late March 2005 in preparation for the survey with completion targeted in the second quarter of 2005.

    o Final planning and preparations were also completed for the first phase of the 2005 seismic program. This first phase includes a total of 65 miles (104 kilometers) of data acquisition. The seismic acquisition program commenced in April with line cutting, bridging, surveying and drilling. Recording of the data will begin in June of 2005 and will continue throughout the year.

Midstream

         Our refining and marketing segment had a start-up loss of US$8.5 million in the first quarter of 2005. These losses were largely associated with non-recurring costs associated with the refinery

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start-up, including inventory sales losses and a force majeure notification by
Oil Search in respect of the supply of Kutubu Blend to our refinery in Papua New Guinea

    o On January 31, 2005 we issued the Certificate of Practical Completion for the construction and commissioning of our refinery to the main construction contractor, Clough Niugini Limited. Issuance of the Certificate confirms that construction of the refinery has been completed in accordance with the contracted design specifications and that the refinery has satisfied all contractually required reliability and performance tests.

    o On February 8, 2005 we announced that combined lifting nominations by Papua New Guinea's domestic distributors at the Import Parity Price had been received and confirmed by our refinery. Deliveries under this nomination arrangement commenced on March 7, 2005, and have continued in accordance with the established scheduling and nomination procedures. These commitments were in addition to the firm nominations from our wholly-owned subsidiary, InterOil Products Limited, which accounted for 36% of our domestic sales during the first quarter of 2005. Going forward the combined lifting nominations by all domestic distributors in Papua New Guinea will increase the profitability of the refinery.

    o On February 25, 2005 we announced that, following the notification by Oil Search of a force majeure event curtailing crude loading operations at its Kumul terminal in the Gulf of Papua New Guinea, we would be suspending refining operations at our refinery in Papua New Guinea. The refinery recommenced full operations after receiving a replacement cargo of feedstock on March 10, 2005. The total downtime attributable to the force majeure claim was twelve days of shut-down, with additional costs to replace crude at a premium and other costs including but not limited to costs to cover domestic supplies.

    o Refined product sales in the quarter totalled US$98.0 million, including US$51.5 million from domestic sales and US$46.5 million from export sales. While we achieved our target margins for domestic sales and near export sales, the net revenue on exports failed to achieve the projected returns.

    o Following the issue of the Certificate of Practical Completion we were presented with several issues that affected the financial performance of our refinery during its progressive start-up to full operational status. These included non-optimal pricing on export orders and general operational inefficiencies in respect of crude selection and


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         scheduling of crude supplies and shipments. These events took place during at a time when crude oil prices were extremely volatile and resulted in several cargos being sold at a net loss. The above factors are considered to be non-recurring events that are associated with start-up operations. We have developed and are proceeding with methods of optimising crude selection and refinery production. During this period refinery throughput has been maintained at an average rate of 24,000 bbls per day. The refinery rates will increase as export and domestic targets are achieved in conjunction with the over-all refinery optimization schedule.

    o We have improved our refinery management team to optimize the midstream operations.

Downstream

    o Net income from our product distribution business in Papua New Guinea was US$0.25 million for the first quarter in 2005 as a result of non-recurring costs associated with the acquisition of the business from BP and the introduction of the joint shipping arrangement with the other PNG distributors. We will continue to expand the business' capital infrastructure for continuing growth and increasing services to our customers.

    o On March 1, 2005 we paid an amount of US$4.32 million (PGK13.5 million) representing retained earnings in 2003 and US$12.20 million as the final payment for the acquisition of the BP Papua New Guinea Limited, including its petroleum products wholesale and distribution assets and business in Papua New Guinea. Further payments were made to BP in the amount of US$1.0 million in respect of the one year management services agreement.

    o We have retained the management, staff and employees of BP PNG after its transition to an InterOil subsidiary, and we look forward to working with this experienced team to grow this portion of our business.

         Mr Phil Mulacek, CEO of InterOil commented, "The financial results for the first quarter did not meet our expectations due to unforseen start-up expenses. However, we are confident that the procedures implemented since practical completion will result in substantial improvements in our profitability."

         InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum

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exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

Gary M Duvall                                    Anesti Dermedgoglou
V.P., Corporate Development                      V.P., Investor Relations
InterOil Corporation                             InterOil Corporation
gary.duvall@interoil.com                         anesti@interoil.com
Houston, TX USA                                  Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +617 4046 4600

                              CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.